  Exhibit 99.2

Annual Results for the fiscal year ended on December 31, 2018

Results for the fiscal year and quarter ended on December 31, 2018 expressed in nominal terms

Buenos Aires, March 28 - Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), one of the largest private sector generation companies in Argentina, reports supplemental information regarding its fiscal year and quarter ended on December 31, 2018.

This release contains supplemental information to the 2018 Financial Results Press Release published on March 12, 2018 and provides additional unaudited information for the convenience of the reader. This release should be read together with our prior release and our consolidated financial statements as of and for the year ended on December 31, 2018 and the notes thereto, which are available on the Company’s website.

This release includes certain annual financial figures for 2018 and 2017 in constant currency as of December 31, 2018 (pursuant to International Accounting Standards (“IAS”) 29). Growth comparisons refer to the same period of the prior year, measured in the current unit as of December 31, 2018, unless otherwise stated.

In addition, solely for the convenience of the reader certain 2018 and 2017 annual and quarterly financial figures are disclosed and explained in nominal terms (i.e., they do not include the effect of applying hyper-inflation accounting as per IAS 29) and have not been audited. Unless where otherwise mentioned, growth comparisons refer to the same period of the prior year or quarter, as applicable, measured in nominal terms. Accordingly, the figures included hereto that are expressed in nominal terms should not be used to make any investment decision.

You may find additional information on the Company at:

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http://investors.centralpuerto.com/
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www.sec.gov
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www.cnv.gob.ar

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Annual Results for the fiscal year ended on December 31, 2018

	2018	2017		2018	2017		2018	2017
	Reported under IFRS	Reported under IFRS	Var %	Nominal values	Nominal values	Var %	Nominal values	Nominal values	Var %
	Audited	Audited		Unaudited	Unaudited		Unaudited	Unaudited
Revenues	14,265,370	9,638,568	48%	12,149,100	5,956,596	104%	4,729,812	1,935,216	144%
Cost of sales	(6,486,698)	(5,199,149)	25%	(4,662,005)	(2,742,147)	70%	(1,785,950)	(786,545)	127%
Gross income	7,778,672	4,439,419	75%	7,487,095	3,214,449	133%	2,943,862	1,148,671	156%
Administrative and selling expenses	(1,389,336)	(1,056,257)	32%	(1,141,440)	(651,168)	75%	(415,838)	(211,866)	96%
Other operating income	13,222,842	930,062	1,322%	10,593,076	640,480	1,554%	-	336,099	N/A
Other operating expenses	(132,881)	(140,138)	(5%)	(129,245)	(92,497)	40%	(1,613,808)	(70,744)	2,181%
CVOSA trade receivable actualization	11,017,014	-	N/A	7,958,658	-	N/A	-	-	N/A
Operating income1	30,496,311	4,173,086	631%	24,768,144	3,111,264	696%	914,216	1,202,160	(24%)

Depreciations and amortizations	1,492,229	1,531,686	(3%)	408,524	308,559	32%	144,348	104,607	38%
Adjusted EBITDA2	31,988,540	5,704,772	461%	25,176,668	3,419,823	636%	1,058,564	1,306,878	(19%)
Which includes
CVO effect	11,017,014	-	N/A	7,958,658	-	N/A	-	-	N/A
FX Difference and interests related to FONI trade receivables	11,926,722	204,819	5,723%	9,678,099	133,769	7,135%	(1,123,706)	54,717	-2154%

1 This table does not include all the line items in our financial statements, since the financial figures in nominal terms for each of the line items “share of the profit of associates” and “tax income expenses” are unavailable to the Company. Please see our earnings release dated March 12, 2018 as well as our consolidated financial statements as of and for the year ended on December 31, 2018 and the notes thereto, which are available on the Company’s website, for more information on our financial figures reported in accordance with IFRS.
2 See “Disclaimer – Adjusted EBITDA.”

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Annual Results for the fiscal year ended on December 31, 2018

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Support website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov).

Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as operating income, plus depreciation and amortization.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

Annual Results for the fiscal year ended on December 31, 2018

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

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Adjusted EBITDA does not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;

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Adjusted EBITDA does not reflect our finance expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other finance income;

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Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes;

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although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

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although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and

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other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations and presentation of the Company’s consolidated financial statements in accordance with IFRS

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com